September 14, 2012 VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: H. Roger Schwall

Re:	The WhiteWave Foods Company

Registration Statement on Form S-1

File Number 333-183112

Ladies and Gentlemen:

On behalf of The WhiteWave Foods Company (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments contained in the letter dated September 4, 2012 from H. Roger Schwall of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gregg L. Engles, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

On behalf of the Company, we advise you as follows:

General

1.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

Response:     The Company will undertake to file with future amendments to the Registration Statement all information that it is not entitled to omit under Rule 430A. Such information will be provided sufficiently in advance of the Company’s acceleration request to enable the Staff to appropriately review.

Securities and Exchange Commission

September 14, 2012

The Company supplementally advises the Staff that it has received clearance from the New York Stock Exchange, or NYSE, to submit its original listing application. Such application is in process, and the Company intends to file it with the NYSE as soon as practicable. The Company will update its disclosure in future filings as appropriate.

The Company also advises the Staff that a future amendment to the Registration Statement will include: (i) updated and expanded information regarding the amount and terms of the indebtedness expected to be incurred by the Company in connection with the proposed offering; (ii) revised information regarding the Company’s pro forma capitalization and pro forma financial information based on the information described in clause (i); and (iii) revised disclosure regarding the Company’s anticipated corporate governance structure and policies and compensation programs after the proposed offering and related matters.

2.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Response:     The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it will ensure that, prior to submitting a request for accelerated effectiveness, the Staff receives a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

3.	Please provide us with supplemental support for each of the statistical claims included in your filing. For example, please provide to us a copy of each of the referenced third party reports. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials. For any such third party report that you have commissioned for use in connection with your registration statement, please obtain and file the third party’s consent.

Response:     In response to the Staff’s comment, the Company is providing supplementally the materials requested by the Staff as Appendix A to this response letter. The Company is supplementally providing Appendix A to the Staff pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix A, including the information contained therein, is non-public and confidential and remains the property of the Company. The Company hereby requests that Appendix A, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

Securities and Exchange Commission

September 14, 2012

The Company supplementally advises the Staff that, although its sources of data include certain studies commissioned from third parties, as identified in Appendix A, such studies were commissioned by the Company in the course of its marketing and research and development efforts, and were not prepared in connection with the proposed offering. Accordingly, the Company respectfully submits that no third-party consent is necessary in connection with such studies.

Prospectus Summary, page 3

4.	We note your statement that you have “#1 or #2 positions for all of [y]our core brands.” Please revise to clarify what this means, and how such positions are determined.

Response:     The Registration Statement has been revised in response to this comment. See pages 3 and 79 of Amendment No. 1.

5.	Please revise to describe the significance of the term “scale brands.” We note your related reference at page 6. In addition, please clarify how you intend to “leverage the equity of your core brands.” We note your related statement at page 7.

Response:     The Registration Statement has been revised in response to this comment. See pages 6, 8, 82 and 84 of Amendment No. 1.

Separation From Dean Foods and Potential Spin-Off, page 8

6.	We note your statement at page 9 that you intend to pay to Dean Foods the net proceeds of this offering “and the related financing transactions.” Please revise to clarify, if true, that you will convey to Dean Foods the $800 to $925 million in new indebtedness.

Response:     The Registration Statement has been revised in response to this comment. See pages 9, 72 and 158 of Amendment No. 1.

Risk Factors, page 19

Future sales, or the perception of future sales, of our common stock, or a spin-off by Dean Foods of shares of our common stock, may depress the price of our Class A common stock, page 33

7.	We note your disclosure that you will grant registration rights to Dean Foods and its affiliates with respect to shares of your Class A common stock. Please revise to briefly describe how such parties are affiliated with Dean Foods. Please also clarify how Dean Foods and its affiliates may hold Class A common stock.

Response:     The Registration Statement has been revised in response to this comment. See pages 33, 34, 151 and 166 of Amendment No. 1.

Securities and Exchange Commission

September 14, 2012

Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 51

(a)	Transitional Sales Agreements, page 51

8.	Please clarify for us how you calculated the related party fees pro forma adjustments on pages 48 and 49 and how you determined that the adjustments are factually supportable. As part of your response, clarify for us whether the products under the transition agreement have contractually fixed transition dates and how the transition dates were factored into your calculation of the pro forma adjustments.

Response:     The Company advises the Staff that the related party fees pro forma adjustment related to the transitional sales agreement represents the remittance to the Company of cash representing the net profit, less distribution costs, resulting from sales made by other Dean Foods subsidiaries of certain of the Company’s products. The Company will continue to receive these related party fees pursuant to the agreement until the customer relationships related to the sales of those certain products can be transitioned to the Company in their entirety. Historical sales and costing data for the specific product SKU#s and specific customers covered by the agreement was obtained from the Dean Foods subsidiary sales database. The pro forma adjustment represents a recalculation of the net profit of those products by deducting from the actual product revenue by SKU#, by customer: (1) the standard cost of that specific product SKU#, (2) the distribution costs incurred, (3) the broker commission fee, and (4) trade promotions.

The Company maintains that this adjustment is factually supportable in accordance with Regulation S-X Article 11 Rule 11-02 as the information was obtained from historical sales and costing data and is supported by a signed agreement that will become effective no later than the completion of the proposed offering. Under the terms of the agreement, there are no fixed transition dates for the customer relationships and product SKU#s affected; rather, the agreement provides for a time period of up to 15 months during which the sales relationships are to be transitioned to the Company. For purposes of the pro forma financial statement adjustments, the Company has assumed that the customer relationships and associated sales for all products covered by the transition agreement will not be transitioned until the end of the term of the agreement.

9.	Please clarify for us how you determined that it was appropriate to record the related party fees revenue net as an agent during the transitional services period, based on the guidance in FASB ASC 605-45-45. If you are able to support net reporting, tell us how you considered the disclosure in FASB ASC 605-45-50-1 for sales made by the Dean Foods subsidiary.

Securities and Exchange Commission

September 14, 2012

Response:     The Company advises the Staff that, in the evaluation of whether to present revenue on a gross or net basis, the Company considered the end customer to be the counterparty of the transaction. During the transition period, those customer relationships will be the responsibility of the Dean Foods subsidiary party to the transitional sales agreement and the Company will simply be remitted the cash representing the net profit from those sales, as described further in the response to Comment 8. Management considered the following indicators of net presentation in accordance with FASB ASC 605-45-45-15 in making the determination that the net presentation was appropriate:

1.	Is the supplier (not the Company) the primary obligor in the arrangement?

During the transition period, the Dean Foods subsidiary will be responsible for sales of the Company’s products to the customers affected by this agreement. The Dean Foods subsidiary entered into sales arrangements directly with these customers and will be responsible for providing the finished goods and handling any customer complaints. The Dean Foods subsidiary will be the principal and primary obligor for product sales to these customers during the transition period.

2.	Is the amount the Company earns fixed?

During the transition period, the sales price for products sold to customers affected by this agreement will be determined by the Dean Foods subsidiary party to this agreement and could vary. The Company will be remitted only the cash representing the net profit from those sales.

3.	Does the supplier (and not the Company) have credit risk?

During the transition period, the Company will bear the credit risk related to sales of its products by the Dean Foods subsidiary to customers affected by the agreement. However, the responsibility to collect receivables will reside with the Dean Foods subsidiary, with the Company simply receiving the cash representing the net profit to the extent collected.

With respect to the Company, the transitional sales agreement meets two of the three net presentation indicators, with the first indicator carrying relatively more weight than the other two indicators. The receipt of cash representing the net profit associated with these product sales was also a key consideration in the Company’s decision to present related party fee revenue net as an agent.

Securities and Exchange Commission

September 14, 2012

Further, the Company considered the gross presentation indicators and concluded that, with respect to the Company, the transitional sales agreement did not meet the four key gross presentation indicators that the Company has deemed most relevant to the transitional sales agreement. Specifically, the Company (i) will not be the primary obligor in the transitional sales agreement; (ii) will not have general inventory risk; (iii) will not have latitude in establishing price; and (iv) will not have physical loss inventory risk.

Based on the discussion presented above, the Company maintains that presentation of related party fee revenue net as agent during the transition period is appropriate.

The Registration Statement has been revised to include disclosure of gross billings to customers under the transitional sales agreement. See page 53 of Amendment No. 1.

(a) Sales and Distribution Agreement, page 51

10.	Please explain to us how you determined that the pro forma adjustments to net sales are factually supportable. As part of your response, tell us the new and old pricing methodologies, how you determined the new pricing methodology to be reflective of arm’s length, whether the different products under the agreement have contractually fixed terms, and how you utilized the pricing and term information to calculate your pro forma net sales amounts.

Response:     The Company advises the Staff that the Company obtained sales data by SKU# for products the Company sold to other Dean Foods subsidiaries affected by the sales and distribution agreement for the periods presented in the pro forma financial statements. The pro forma adjustment was calculated by multiplying historical volumes of the products covered by the agreement that were sold to other Dean Foods subsidiaries by the increase in pricing, computed by deducting historical pricing from the new pricing structure set out in the sales and distribution agreement. The Company maintains this adjustment is factually supportable in accordance with Regulation S-X Article 11 Rule 11-02 as the information was obtained from historical sales data and is supported by a signed agreement that will become effective no later than the completion of the proposed offering.

Historically, the pricing methodology between the parties was cost plus a nominal markup, which was consistent with a related-party relationship and not necessarily indicative of the terms that would have prevailed in an arm’s-length transaction. The new agreed-upon pricing methodology between the parties is more consistent with the pricing methodologies commonly seen in our industry and specifically employed in our experience with third-party distributors with whom the Company also has sales and distribution agreements and, therefore, reflects pricing that the Company believes is more reflective of arm’s-length terms.

Securities and Exchange Commission

September 14, 2012

(b) Termination of Intellectual Property License Agreement, page 52

11.	We note that you intend to terminate the intellectual property (IP) license agreement with a wholly-owned Dean Foods subsidiary and to transfer to the subsidiary the underlying IP upon completion of this offering. Please clarify for us the carrying value of the IP on your balance sheet, the consideration you expect to receive upon transfer, and how you determined that the IP did not represent a component of an entity (e.g., asset group) that would require reporting as discontinued operations pursuant to FASB ASC 205-20, rather than as pro forma adjustments.

Response:     The Company advises the Staff that the IP to be transferred will have no carrying value as of the date of the transfer of the IP and the date of the termination of the license agreement. Concurrent with the closing of the proposed offering, the IP will be transferred through a distribution to another Dean Foods subsidiary without payment of any cash consideration. ASC 205-20 establishes the criteria for reporting a component of an entity in discontinued operations. ASC 205-20 also provides that a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group. The Company determined that the transfer of the IP will not meet the requirements for discontinued operations treatment as the IP does not represent a component of the Company (e.g., an asset group). In accordance with FASB ASC 360-10-20, an asset group is the unit of accounting for a long-lived asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. While there are identifiable cash inflows related to the IP, in the form of the related party license income, there are no other identifiable operations related to the IP as it is an intangible asset that is utilized by other Dean Foods subsidiaries to produce both their products and our products for resale. Therefore, the IP does not qualify as a component of an entity that would be shown as discontinued operations.

MD&A of Financial Condition and Results of Operations, page 55

Related Party Relationships with Dean Foods, page 57

Commercial Arrangements, page 58

Securities and Exchange Commission

September 14, 2012

12.	If material, please revise your filing to disclose what percentage of your “various product lines” will continue to be manufactured by Dean Foods for the applicable period in question. If similarly material, provide such information for the sales and distribution agreement also mentioned in this section.

Response:     The Registration Statement has been revised to disclose the percentage of the Company’s products that will continue to be manufactured by Dean Foods for the term of the manufacturing agreement associated with the production of various Company products (other than fresh organic milk products), calculated as a percentage of cost of sales. See page 61 of Amendment No. 1.

With respect to the manufacturing agreement associated with the production of the Company’s fresh organic milk products, the Company expects that approximately 3% to 5% of its products, calculated as a percentage of cost of sales, will continue to be manufactured by Dean Foods. The Company has deemed this percentage not to be material.

With respect to the sales and distribution agreement, the Company expects that approximately 7% of the Company’s products, calculated as a percent of total net sales, will be sold and distributed by Dean Foods. The Company has deemed this percentage not to be material.

Contractual Obligations and Other Long-Term Liabilities, page 73

13.	We note your statement in footnote (4) that the contractual obligations table excludes the allocated portion of the Dean Foods’ debt and the additional indebtedness. For reader clarity, please quantify such amounts. Please also briefly describe why you have excluded the allocated portion of the Dean Foods debt from the table.

Response:     The Registration Statement has been revised to include the portion of Dean Foods’ debt allocated to the Company and to disclose the estimated amount of new indebtedness that the Company expects to incur in connection with the proposed offering. See pages 75 and 76 of Amendment No. 1.

Business, page 77

Manufacturing and Distribution, page 86

Sourcing and Supply Chain, page 86

14.	In a manner similar to that provided for your North American segment, please provide comparable sourcing and supply chain information for your European segment.

Response:     The Registration Statement has been revised in response to this comment. See page 89 of Amendment No. 1.

Securities and Exchange Commission

September 14, 2012

Certain Relationships and Related Party Transactions, page 139

15.	Please ensure that you disclose all material terms of your agreements with related parties. As examples only, we note your reference to “certain covenants,” “certain restrictions” and indemnification for “certain losses” under the employee matters agreement. As another example, please disclose the fees to be paid under the transition services agreement.

Response:     The Company advises the Staff that it has described all material terms with respect to its agreements with related parties that have been finalized. See pages 141 to 154 of Amendment No. 1. The Company will undertake to disclose all material terms of other agreements with related parties in future amendments as they are finalized.

Description of Capital Stock, page 148

16.	We note your disclosure regarding the voting rights of the Class B common stock after a spin-off by Dean Foods. Please revise your filing to discuss any material risk that the Class B common stock will continue to have voting rights superior to the voting rights of the Class A common stock after the spin-off.

Response:     The Registration Statement has been revised in response to this comment. See page 37 of Amendment No. 1.

Where You Can Find More Information, page 167

17.	We note your disclosure that each of the statements in your prospectus about the contents of any contract, agreement, or other document are qualified in all respects by reference to such contract, agreement, or document. Please ensure that you have disclosed all material terms of each such contract, agreement or document, and remove any implication that you may not have done so.

Response:     The Registration Statement has been revised in response to this comment. See page 178 of Amendment No. 1.

Financial Statements

WWF Operating Company

Consolidated Balance Sheets, page F-6

Consolidated Statements of Operations, page F-7

Securities and Exchange Commission

September 14, 2012

18.	Please clarify for us how you have considered the guidance in SAB Topics 1:B.3, 4:C and 4:D IRQ1 in the presentation of your balance sheets and your earnings per share, as it relates to your payment to Dean Foods of the net proceeds from this offering and the related financing transactions, and to the “contribution” and “reclassification” transactions as described on pages 8-9.

Response:     The Company has revised the presentation of the balance sheets and earnings per share and related disclosures in the Registration Statement in consideration of the guidance in SAB Topics 1:B.3, 4:C. After the estimated number of shares and estimated price range have been determined, the Company will calculate this financial information utilizing the midpoint of the estimated price range. As the reclassification will not occur until immediately prior to the completion of the proposed offering, the Company has provided an unaudited pro forma condensed consolidated balance sheet as of June 30, 2012 to give effect to the reclassification as if it had occurred on June 30, 2012. See page F-45 of Amendment No. 1.

The Company has chosen not to calculate historical earnings per share based on the existing capital structure as the Company does not believe such information would be useful to investors in light of the common stock reclassification and financing transactions to be completed prior to completion of the proposed offering. If the user believes it is useful, the amount can be easily calculated using information provided in Note 1 to our audited and unaudited consolidated financial statements. See pages F-7, F-44, F-45, F-46, F-53 and F-66 of Amendment No. 1.

The Company has considered SAB Topic 4:D IRQ1 and would like to advise that it has not made any nominal issuances of equity and as such no amendment to the Registration Statement has been made.

Note 15: Segment, Geographic and Customer Information, page F-38

19.	We note you disclose that your reportable segments align with how management monitors operating performance, allocates resources and deploys capital. Please further describe to us these factors and how you considered them in your determination that North America is a reportable segment, pursuant to FASB ASC 280-10-50.

Response:     The Company advises the Staff that, as part of the process of planning for the proposed offering, during the second quarter of 2012, management evaluated the appropriate segment reporting for the Company. Although the Company’s business is presently a single segment of its parent Dean Foods, a separate segment analysis was necessary to prepare the financial statements and related disclosures for the WhiteWave-Alpro business as a stand-alone public company. In identifying the appropriate segment reporting and chief operating decision

Securities and Exchange Commission

September 14, 2012

maker (CODM), management conducted a detailed review of the Company’s business and considered a number of factors, including management functions and reporting structure; resource allocation, capital deployment decisions and financial performance assessment; and management compensation, as well as the financial information regarding the business provided to the Company’s management. Set forth below is an analysis of management’s determination that the Company has, and following the proposed offering will continue to have, two reportable segments: North America and Europe. While this response focuses principally on the Company’s North America segment, the Company advises the Staff that the Company performed a similar assessment with respect to the Company’s Europe segment.

In addition, the Company considered how the factors identified above are expected to be affected when Gregg Engles, the current chief executive officer of Dean Foods and CODM of Dean Foods’ WhiteWave-Alpro segment, assumes the position of Chief Executive Officer and is designated CODM of the Company upon completion of the proposed offering. As the Company’s CODM, Mr. Engles will make all key operating decisions, determine the allocation of capital and resources, deploy capital and assess overall performance for both the North America and Europe segments. Mr. Engles has advised the Company that he will centrally manage the Company using the geographic segments presently identified in the Registration Statement and utilize only segment-level profit information to make resource allocation decisions and assess performance of the Company, consistent with his approach as CODM of Dean Foods, which is not managed on a brand or product basis.

The Company respectfully notes that, while the segment reporting analysis described below was based solely on the Company’s existing management approach to the business, the Company is also mindful that it will be required to reassess its segment reporting as a result of Mr. Engles’ becoming the Company’s CODM upon completion of the proposed offering. Based on Mr. Engles proposed approach to managing the Company, the Company believes that such a reassessment would result in the determination that the Company has two reportable segments (North America and Europe), consistent with the Company’s presentation of its reportable segments in the Registration Statement. The Company believes that the information provided to Mr. Engles will be consistent with the information in the June 30, 2012 CODM package provided to the Staff supplementally in response to Comment 23. In light of these facts, the Company believes that it would be useful to, and less potentially confusing for, investors if the Company’s reportable segment presentation in the financial statements included in the Registration Statement is consistent with those the Company anticipates filing with the Commission following the change in the Company’s CODM upon closing of the proposed offering.

Securities and Exchange Commission

September 14, 2012

CODM, Management Functions and Reporting Structure. Blaine E. McPeak, President, WhiteWave, has been identified as the CODM for the Company’s North America segment. Mr. McPeak regularly receives and reviews operating results, budgets and forecasts relating to the North America segment that allow him to make all key operating decisions, determine the allocation of resources, deploy capital and assess overall performance of the Company’s North America segment. The President of WhiteWave does not perform any of these functions for the Company’s European business, which management has determined comprises the Europe segment. Bernard Deryckere, Chief Executive Officer, Alpro, performs these functions for, and thus has been identified as, the CODM for the Europe segment.

The President of WhiteWave has organized his leadership team to reflect the centralized, integrated manner in which he manages the North America segment. The following executives report directly to him:

•	SVP, Chief Financial Officer

•	SVP, Sales & Chief Customer Officer

•	VP, Supply Chain

•	VP, Strategy & Business Development

•	VP, Human Resources

•	VP General Manager, Silk

•	President, Coffee Creamers

•	President, Horizon

The SVP, Chief Financial Officer; SVP, Sales & Chief Customer Officer; VP, Supply Chain; VP, Strategy & Business Development and VP, Human Resources are functional leaders whose roles are designed to provide centralized, integrated management support to the segment as a whole. These functional leaders have no direct or indirect reporting relationship with the individual brand managers/presidents.

The brand managers/presidents are principally responsible for driving growth in consumer demand for their respective brands, through the creation and deployment of effective marketing and advertising activities and through product innovation. As such, they closely monitor key performance measures related to brand pricing, volume and net sales. In contrast, all members of the Company’s

Securities and Exchange Commission

September 14, 2012

North America sales force undertake to sell all of the Company’s products to their customers according to each customer’s specific channel, needs and preferences, without regard to brand, and all salespersons sell all of the Company’s North America brands.

Resource Allocation, Capital Deployment Decisions and Financial Performance Assessment. To assess segment performance and to make resource allocation and capital deployment decisions, the President of WhiteWave, in collaboration with the Dean Foods CODM, determines a target level of net sales and operating income growth for the upcoming fiscal year. This determination is made for the North America segment as a whole, from the top down (i.e., the target growth rate is not built up based on brand or product projections). This enables the President of WhiteWave to identify areas requiring investment to optimize operations. The President of WhiteWave seeks to make resource allocation and capital deployment decisions that enable the North America segment as a whole to achieve the segment sales and operating income growth targets. With a focus on maximizing growth opportunities, he determines the allocation of resources across the North America segment, such as investments in its brands and markets, employees, processes and systems, working capital and capital expenditures.

The Company’s marketing and advertising budget is the only component of resource allocation that is brand-specific. Following the allocation of a marketing and advertising budget for their brand, brand managers have discretion to deploy that budget across their respective brand and its products. All of the Company’s other resources are allocated functionally at the segment level.

With respect to capital deployment, the President of WhiteWave in collaboration with the Dean Foods CODM determines an annual budget for the North America segment as a whole, and this plan is then executed with the goal of maximizing total segment return. Historically, a majority of the segment’s capital spending has been deployed to build capacity in support of volume growth. The President of WhiteWave makes capacity-building decisions based on the total segment as the primary production lines are format-based (e.g., half-gallon and single-serve) and are predominantly brand-agnostic. For this reason, the President of WhiteWave measures and evaluates the effectiveness of capital deployment and utilization on a segment-wide basis only.

Management Compensation. Short-term incentive compensation for the President of WhiteWave is driven primarily by achievement of Dean Foods corporate and North America segment-wide objectives. The components and their relative weights utilized in determining his target short-term incentive compensation are as follows: 20% on Dean Foods corporate objectives, 30% on

Securities and Exchange Commission

September 14, 2012

North America segment operating income, 10% on North America segment net sales, and 40% on his individual performance objectives. Similarly, the only financial measures utilized in the short-term incentive compensation of the other functional leaders are based on North America segment operating income and net sales.

Furthermore, 60% of the short-term incentive compensation of the brand manager/presidents is determined based on the financial results, including net sales and operating profit, of the North America segment as a whole. The remaining 40% is based on their individual contributions to the achievement of the overall North America segment priorities, which entails a subjective analysis of a number of factors, some of which are brand-specific. The President of WhiteWave performs an annual review of these employees’ performance and allocates incentive-based compensation accordingly.

Available Financial Information. Under ASC 280-10-50-1, an operating segment must (a) engage in business activities from which it may earn revenues and incur expenses; (b) produce operating results that are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance; and (c) have discrete financial information available.

When determining the operating segments of the stand-alone public company, management evaluated the information historically reviewed by the President of WhiteWave. The North America segment, as well as its brands, engages in business activities and has available discrete financial information. Based on his role as a segment manager for Dean Foods, the President of WhiteWave historically received, on a regular basis, the operating and financial results of the North America segment, which included certain sales and profitability information for each brand. See the December 31, 2011 CODM reporting package provided supplementally in response to Comment 23.

During its detailed review of the WhiteWave operations in contemplation of the proposed offering, management determined that the centralized and functionally integrated nature of the North America segment obviated the need for brand-level profit information. Although provided to the President of WhiteWave historically, brand level profitability was not used historically in performance assessment or resource allocation decisions. Furthermore, management concluded that it would not be necessary currently or on a going-forward basis for the CODM’s resource allocation and capital deployment decisions. As a result, the President of WhiteWave no longer receives brand-level profit information. Instead, he regularly receives certain brand-specific net sales and volume information but only segment-wide profit information. He utilizes these results to monitor the segment’s operating performance, allocate resources and deploy capital. See the June 30, 2012 CODM reporting package provided supplementally in response to Comment 23.

Securities and Exchange Commission

September 14, 2012

Pursuant to FASB ASC 280-10-50, the Company maintains that the North America business is an operating segment because its current CODM regularly reviews discrete profit information only on a segment-wide basis to assess performance and make capital decisions. As North America also meets the quantitative thresholds described in ASC 280-10-50-12, it is also presented as one of the Company’s reportable segments. Management performed a similar analysis of its European business operations and concluded that the European business constituted an operating segment that meets the quantitative thresholds to constitute a reportable segment.

20.	Please identify any operating segments that have been aggregated as part of your reportable segments. For all operating segments that have been aggregated, provide us the analysis that you performed in concluding that aggregation is appropriate.

Response:     The Company advises the Staff that the Company does not aggregate any operating segments to arrive at its reportable segments. The Company is organized into two operating segments, North America and Europe.

The Registration Statement has been revised in response to this comment, See pages F-38 and F-61 of Amendment No. 1.

21.	We note you disclose that the president of WhiteWave Foods is the chief operating decision maker (CODM) for your North America reportable segment. Please clarify for us whether the president of WhiteWave Foods reviews sales and profitability information by product, product group and/or brand, and explain to us how you considered this factor in your determination of operating segments, pursuant to FASB ASC 280-10-50. We note examples of your discussions of product and brand sales and profit growth on pages 4 and 5 and pages 78 through 80.

Response:     For the Company’s response to this comment, please see “Available Financial Information” included in the Company’s response to Comment 19.

The Registration Statement has been revised in response to this comment in order to clarify (and, in one case, to correct) the references to “growth.” See pages 5, 80 and 82 of Amendment No. 1.

22.	We note from the executive biographies section of your website that there is a president of the Horizon brand and a general manager of the Silk Soymilk brand. Please describe for us how resources are allocated to these brands (e.g. marketing and advertising budget) and how performance of these brands and managers are assessed. As part of your response, please highlight any participation by the president of WhiteWave Foods.

Securities and Exchange Commission

September 14, 2012

Response:     For the Company’s response to this comment, please see “Resource Allocation, Capital Deployment Decisions and Financial Performance Assessment” included in the Company’s response to Comment 19.

23.	Please submit to us a copy of the information package(s) provided to the CODM and / or the board of directors, covering all business activities and operating results for the year ended December 31, 2011 and for the second quarter of 2012, plus any additional reports that the CODM relies upon in making resource allocation decisions and assessing performance.

Response:     In response to the Staff’s comment, the Company is providing supplementally as Appendix B copies of the reports reviewed by each of its CODMs for the year ended December 31, 2011 and for the six months ended June 30, 2012. The Company is supplementally providing Appendix B to the Staff pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix B, including the information contained therein, is non-public and confidential and remains the property of the Company. The Company hereby requests that Appendix B, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review.

The Company also advises the Staff that these reports have been prepared on a basis consistent with the presentation of Dean Foods’ WhiteWave-Alpro segment results. Thus, the data and information in these reports does not conform to the Company’s consolidated statements of operations for the periods ended December 31, 2011 and June 30, 2012 included in the Registration Statement due to differences in the basis of presentation between those segment results and the Company’s consolidated financial statements prepared on a stand-alone basis, as more fully described in note 1 to the Company’s consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and the six months ended June 30, 2012 and 2011. See pages F-11 and F-51 of Amendment No. 1.

Exhibit Index

24.	We note that certain agreements described in the “Certain Relationships and Related Party Transactions” section of your filing are not listed in your exhibit index. We also note that the license agreements to use certain trademarks, service marks, and trade names are not listed in your exhibit index. Please tell us whether you intend to file such agreements. If you do not intend to file them, please tell us why you believe that you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K. Please also file your employment agreements with your officers.

Securities and Exchange Commission

September 14, 2012

Response:     The Company acknowledges the Staff’s comment and has filed with Amendment No. 1 all material contracts that are currently available, pursuant to Item 601(b)(10) of Regulation S-K. The Company has included these material contracts, as well as other material contracts it expects to file with further amendments, in the exhibit index to the Registration Statement. The Company undertakes to file with future amendments to the Registration Statement all other material contracts that are identified or become available. Additionally, the Company advises the Staff that the license agreements to use certain trademarks, service marks and trade names do not constitute material commitments and were entered into in the ordinary course of business and are immaterial in amount or significance. As a result, the license agreements to use certain trademarks, service marks and trade names do not constitute material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6402, email at erika.robinson@wilmerhale.com or facsimile at (202) 663-6363. Thank you for your assistance.

Very truly yours,

/s/ Erika L. Robinson

Erika L. Robinson

cc:	Gregg L. Engles, Chief Executive Officer

Kelly J. Haecker, Chief Financial Officer

Roger E. Theodoredis, Executive Vice President, General Counsel

Rachel A. Gonzalez, Senior Vice President and Deputy General Counsel, Dean Foods Company